SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

December 1, 2004 News Release

The Registrant is pleased to announce that the Company has completed the phase I exploration programs on its three gold properties on the Yangshan gold belt located in Gansu, China. The Phase I exploration programs, focusing on three license areas: Guanniuwan (GNW), Hongyangou (HYG), and Guojiagou (GJG), consist of surface mapping, geochemical sampling, and surface trenching.

At Goujiagou (GJG), a soil sampling program on a 100m by 40m grid has been conducted. 2412 soil samples were collected and assayed for Au, Ag, As, Sb, Bi, Hg, Cu, Pb, Zn, and W. A very strong gold anomaly,  about 4km long and 400m to 1000m wide, is delineated by using a 40 ppb gold cut-off.  This  east west trending gold anomaly is along  the altered contact zone between Triassic limestone and fine clastic sediments and an elongate granodiorite intrusion. Several soil samples yielded over 4g/t gold.

Minco has started a trenching program on the property to follow up this strong gold anomaly with immediate success in outlining a gold zone, with values of  1 to 6g/t  gold over 7 meters. This is a preliminary result only from examining a very small area within the anomalous zone.

Results from the Phase I exploration programs on the other two properties, Guanniuwan (GNW) and Hongyangou (HYG), are pending. Since there are extensive surface gold showings on the GNW property, an underground aditting program is currently under way.

2.

December 8, 2004 News Release

The Registrant is pleased to announce fire assay results to date from its BYC property, Inner Mongolia, China.  The property is subject to an option agreement with New Cantech Ventures Inc. (TSXV:  NCV) wherein New Cantech has the right to earn 51% on expenditures of Cdn$2.4 million or, 60% interest depending on options after earn-in.

A total of 1434.5 m of drilling were completed in six holes.  Fire assays have been received for holes #1 and #4, of which the following intervals are significant:

HOLE #	DIP	LENGTH	MINERALIZED INTERVALS
			From (m)	To (m)	Interval (m)	Fire Assay Au g/t
1 Incl.	-47	294.5	132.5 132.5	285.2 159.4	152.7 26.9	0.633 0.947
4 Incl.	-47	321	241.8 246.5	292.4 274.6	50.6 28.1	1.01 1.54

Holes #2 and #3 were drilled below the plunge of the mineralized zone.  Results from holes #5 and #6 are pending.  True widths have not been determined at this stage.

Drilling, core logging and sample splitting were done under the supervision of Qualified Person, Peter G. Folk, P. Eng.  The intervals reported consist of NQ-2 and BQ core sizes which were split by diamond saw under close supervision.  Samples were stored in a secure, locked storage area and then transported by company truck to
Baotou, Inner Mongolia where the samples were shipped by train to the Institute of Geophysical & Geochemical Exploration in Langfang, Hebei Province.  Here sample preparation and geochemical analyses were performed.    Prepared pulps of  the same samples were then sent to The Sub-Institute of Analytical Chemistry, Beijing General Research Institute of Mining and Metalurgy in Beijing.  Fire assaying of the samples using standard techniques was then performed and have been reported above.

The next phase of exploration will entail drilling along the north-east trend at the North Zone to better define grade and geometry of this extensive gold bearing area in addition to previously selected targets on the South Zone comprising similar mineralization on the south contact at the Mesozoic granitic stock.

3.

December 21, 2004 News Release

The Registrant is pleased to announce that its subsidiary, Minco Silver Corporation (“MSC”) has appointed two independent directors to its Board:  Wade K. Dawe of Halifax, Nova Scotia and Chan-Seng Lee of Vancouver, B.C.

Wade K. Dawe has been an entrepreneur in Canadian mining and venture capital industries since 1994.    Mr. Dawe was named Director and Vice President of Linear Gold in February of 2000 and in September 2003 was appointed Chairman, President and CEO of Linear.  He is also a founding shareholder of Keeper Resources Inc., a Calgary-based producer of oil and gas, and retains a position on its board.

Chan-Seng Lee is presently the Controller for Partnerships British Columbia Inc.  Prior to that he was the Chief Financial Officer of CML Global Capital Ltd. (“CML”), an international investment firm and an officer of Consolidated Properties Ltd. (“COP”), a commercial real estate company.     Chan-Seng is a Chartered Accountant and is a current member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.   He will also be appointed Chairman of the Audit Committee for MSC.

The Board now consists of five directors:  Dr. Ken Z. Cai, William Meyer, Robert Quartermain, Wade Dawe and Chan-Seng Lee.

4.

US GAAP Financials

The Registrant has had prepared US GAAP reconciled financials for the period ending September 30, 2004.

The Registrant currently has 35,043,897 issued and outstanding common shares.

A copy of the Registrant's news releases dated  December 1, 8 and 21st, 2004 are attached as well as the US GAAP September 30, 2004 financials.

5.

Exhibits

5.1

       News Release dated December 1, 2004

5.2

       News Release dated December 8, 2004

5.3

       News Release dated December 21, 2004

5.4

       U.S. GAAP Financials for the period ending September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

s/ William Meyer

Date:    January 4, 2005

William Meyer

Director and Chairman

Exhibit 5.1

TSX: MMM
For Immediate Release:	December 1, 2004

NEWS RELEASE

MINCO DEFINES A MAJOR GOLD ANOMALY ON ITS GOUJIAGOU PROPERTY

Minco Mining & Metals Corporation  (“Minco” or the “Company”) is pleased to announce that the Company has completed the phase I exploration programs on its three gold properties on the Yangshan gold belt located in Gansu, China. The Phase I exploration programs, focusing on three license areas: Guanniuwan (GNW), Hongyangou (HYG), and Guojiagou (GJG), consist of surface mapping, geochemical sampling, and surface trenching.

At Goujiagou (GJG), a soil sampling program on a 100m by 40m grid has been conducted. 2412 soil samples were collected and assayed for Au, Ag, As, Sb, Bi, Hg, Cu, Pb, Zn, and W. A very strong gold anomaly,  about 4km long and 400m to 1000m wide, is delineated by using a 40 ppb gold cut-off.  This  east west trending gold anomaly is along  the altered contact zone between Triassic limestone and fine clastic sediments and an elongate granodiorite intrusion. Several soil samples yielded over 4g/t gold. In addition, strong and coincident As and Sb  anomalies were also delineated along the contact zone.

Minco has started a trenching program on the property to follow up this strong gold anomaly with immediate success in outlining a gold zone, with values of  1 to 6g/t  gold over 7 meters. This is a preliminary result only from examining a very small area within the anomalous zone. More detailed trenching results will be released once Minco receives them.

Results from the Phase I exploration programs on the other two properties, Guanniuwan (GNW) and Hongyangou (HYG), are pending. Since there are extensive surface gold showings on the GNW property, an underground aditting program is currently under way.

Dr. Ken Cai, President & CEO comments: “We are very encouraged by the results and immediate success at the GJG property. The three gold properties on the Yangshan extension have similar geological setting, alternation, and style of gold mineralization as those of the nearby Anba deposit (3 million ounce). Minco will conduct an aggressive exploration program in 2005 to follow up this major gold anomaly discovered on the GJG property.”

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board and designated Qualified Person.

- 30  -

For further information, please contact:

Vancouver: Miranda Berukoff  Zwagg, Investor Relation Manager,  at 1-888-288-8288 or (604) 688-8002

Toronto: Tim Richardson, Director of Corporate Development  at (416)368-6408

info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 5.2

TSX: MMM
For Immediate Release:	December 1, 2004

NEWS RELEASE

BYC GOLD PROJECT – BULK TONNAGE TARGET TESTED

Minco Mining & Metals Corporation (TSX:  MMM) is pleased to announce fire assay results to date from its BYC property, Inner Mongolia, China.  The property is subject to an option agreement with New Cantech Ventures Inc. (TSXV:  NCV) wherein New Cantech has the right to earn 51% on expenditures of Cdn$2.4 million or, 60% interest depending on options after earn-in.

The property is located near the industrial city of Baotou and is 140 kilometres southeast of the Ivanhoe Mines Ltd. Turquoise Hill property in Mongolia and nearby the railway line that is proposed to access the Ivanhoe property.

A total of 1434.5 m of drilling were completed in six holes.  Fire assays have been received for holes #1 and #4, of which the following intervals are significant:

HOLE #	DIP	LENGTH	MINERALIZED INTERVALS
			From (m)	To (m)	Interval (m)	Fire Assay Au g/t
1 Incl.	-47	294.5	132.5 132.5	285.2 159.4	152.7 26.9	0.633 0.947
4 Incl.	-47	321	241.8 246.5	292.4 274.6	50.6 28.1	1.01 1.54

Holes #2 and #3 were drilled below the plunge of the mineralized zone.  Results from holes #5 and #6 are pending.  True widths have not been determined at this stage.

Gold-bearing low-sulfide, shear and tension related quartz veins occur where a zone of regional shearing cross-cuts irregular bodies of K-spar rich Mesozoic granite of the “North Zone”.  The area of interest represents the northeasterly extension of a historical mining zone.

Drilling, core logging and sample splitting were done under the supervision of Qualified Person, Peter G. Folk, P. Eng.  The intervals reported consist of NQ-2 and BQ core sizes which were split by diamond saw under close supervision.  Samples were stored in a secure, locked storage area and then transported by company truck to
Baotou, Inner Mongolia where the samples were shipped by train to the Institute of Geophysical & Geochemical Exploration in Langfang, Hebei Province.  Here sample preparation and geochemical analyses were performed.  This laboratory is certified by the China National Accreditation of Registrars to be ISO9001:2000 compliant.  Prepared pulps of  the same samples were then sent to The Sub-Institute of Analytical Chemistry, Beijing General Research Institute of Mining and Metalurgy in Beijing.  Fire assaying of the samples using standard techniques was then performed and have been reported above.  This prestigious laboratory  has been assessed by the China National Accreditation Board for Laboratories and found to be compliant using standards identical to ISO requirements.  Both of the above laboratories were examined by Peter G. Folk, P. Eng, Qualified Person and were found to be similar to accredited assay laboratories in Canada.

The next phase of exploration will entail drilling along the north-east trend at the North Zone to better define grade and geometry of this extensive gold bearing area in addition to previously selected targets on the South Zone comprising similar mineralization on the south contact at the Mesozoic granitic stock.

The qualified person responsible for the BYC Project is Peter G. Folk, P. Eng who supervised the field work and who has reviewed and approved the contents of this press release.

For further information, please contact:

Vancouver: Miranda Berukoff  Zwagg, Investor Relation Manager,  at 1-888-288-8288 or (604) 688-8002

Toronto: Tim Richardson, Director of Corporate Development  at (416)368-6408

info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 5.3

TSX: MMM
For Immediate Release:	December 1, 2004

MINCO SILVER ANNOUNCES APPOINTMENTS OF INDEPENDENT DIRECTORS

Minco Mining & Metals Corporation (Minco) is pleased to announce that its subsidiary, Minco Silver Corporation (“MSC”) has appointed two independent directors to its Board:  Wade K. Dawe of Halifax, Nova Scotia and Chan-Seng Lee of Vancouver, B.C.

Wade K. Dawe has been an entrepreneur in Canadian mining and venture capital industries since 1994.   With extensive contacts in the business and investment banking communities he has consulted for a number of successful publicly traded Canadian companies and has raised millions of dollars in equity financing.   Mr. Dawe was named Director and Vice President of Linear Gold in February of 2000 and in September 2003 was appointed Chairman, President and CEO of Linear.  He is also a founding shareholder of Keeper Resources Inc., a Calgary-based producer of oil and gas, and retains a position on its board.  Mr. Dawe earned a Bachelor of Commerce degree from Memorial University of Newfoundland (MUN) in 1992.

Chan-Seng Lee is presently the Controller for Partnerships British Columbia Inc.  Prior to that he was the Chief Financial Officer of CML Global Capital Ltd. (“CML”), an international investment firm and an officer of Consolidated Properties Ltd. (“COP”), a commercial real estate company.  CML and COP are both publicly listed companies on the Toronto Stock Exchange   Chan-Seng is a Chartered Accountant and is a current member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.   He will also be appointed Chairman of the Audit Committee for MSC.

The Board now consists of five directors:  Dr. Ken Z. Cai, William Meyer, Robert Quartermain, Wade Dawe and Chan-Seng Lee.

For further information, please contact Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 5.4

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Unaudited – Prepared by management)

(Expressed in Canadian dollars)

September 30, 2004

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	September 30,2004	December 31,2003
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$721,994	625,396
Temporary investments	4,787,497	5,918,413
Sundry receivable	294,877	311,267
Prepaid expenses and deposits	50,435	60,813

Total current assets	5,854,803	6,915,889

Mineral interests (Note 3)	100	100

Equipment (Note 4)	154,386	66,061

Total assets	$6,009,289	$6,982,050

LIABILITIES

Current
Accounts payable and accrued liabilities	$254,733	$357,670

SHAREHOLDERS' EQUITY

Share capital (Note 5)	19,929,608	19,201,871

Contributed surplus (Note 5)	959,860	179,528

Deficit	(15,134,912)	(12,757,019)

Total shareholders’ equity	5,754,556	6,624,380

Total liabilities and shareholders’ equity	$6,009,289	$6,982,050

Approved by the Directors:	"William Meyer"	"Robert Gayton"
William Meyer		Robert Gayton

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

Exploration costs, net of recovery	$111,483	$118,590	$613,103	$213,886

Administrative expenses
Accounting and audit	4,254	2,780	27,033	20,705
Advertising	4,022	-	12,028	5,180
Amortization of discount on convertible debenture	-	3,576	-	8,085
Amortization of capital assets	7,037	6,191	16,586	18,573
Consulting fees	83,408	24,100	199,701	64,531
Foreign exchange loss	151,150	19,882	173,242	31,283
Interest on convertible debenture	-	16,900	-	35,302
Investor relations	48,198	17,836	143,727	96,814
Legal	6,144	2,851	12,434	15,342
Listing, filing and transfer agents	852	9,294	33,707	47,768
Management fees	21,903	5,525	24,851	19,302
Office and miscellaneous	14,037	5,797	38,798	16,930
Property investigation and government relations	17,902	34,544	72,802	92,490
Rent	79,368	17,061	144,656	51,176
Salaries and benefits	59,898	28,804	132,038	126,289
Stock based compensation	133,951	40,466	632,010	142,516
Telephone	4,717	1,355	9,051	4,306
Travel and transportation	11,009	3,563	29,375	11,322

Total administrative expenses	647,850	240,525	1,702,039	807,915

Operating loss	(759,333)	(359,115)	(2,315,142)	(1,021,801)

Interest and sundry income	69,081	4,141	91,549	4,863

Loss for the period	(690,252)	(354,974)	(2,223,593)	(1,016,938)
Deficit, beginning of period, as previously reported	(14,444,660)	(11,649,788)	(12,757,019)	(10,987,824)

Cumulative effect of a change in an accounting policy (Note 2)	-	-	(154,300)	-

Deficit, end of period	$(15,134,912)	$(12,004,762)	$(15,134,912)	$(12,004,762)

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.07)	$(0.05)

Weighted average number of common shares
outstanding - basic and diluted	30,340,151	19,662,313	30,059,930	19,638,503

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

Cash flows from (used in) operating activities
Loss for the period	$(690,252)	$(354,974)	$(2,223,593)	$(1,016,938)
Adjustment for items not involving cash:
- amortization of discount on convertible debenture	-	3,576	-	8,085
- amortization of equipment	7,037	6,191	16,586	18,573
- stock based compensation	133,951	40,466	632,010	142,516
Change in non-cash working capital items:
- sundry receivable	(114,402)	(95,239)	16,390	(164,326)
- prepaid expenses and deposits	64,731	2,456	10,378	(34,519)
- accounts payable and accrued liabilities	(122,004)	36,294	(102,937)	10,767

Net cash used in operating activities	(720,939)	(361,230)	(1,651,166)	(1,035,842)

Cash flows from financing activities
Proceeds from issurance of convertible debenture	-		-	580,600
Shares issued for cash	370,302	249,713	721,759	1,590,719

Net cash from financing activities	370,302	249,713	721,759	2,171,319

Cash flows from (used in) investing activities
Acquisition of equipment	(5,384)	(402)	(104,911)	(4,658)
Decrease in temporary investments	(2,687,497)	(739,100)	1,130,916	(688,995)

Net cash from (used in) investing activities	(2,692,881)	(739,502)	1,026,005	(693,653)

Increase (decrease) in cash and cash equivalents	(3,043,518)	(851,019)	96,598	441,824

Cash and cash equivalents, beginning of period	3,765,512	1,333,524	625,396	40,681

Cash and cash equivalents, end of period	$721,994	$482,505	$721,994	$482,505

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as were used in the preparation of the most recent annual consolidated financial statements of the Company.  These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 filed on SEDAR May 11, 2004.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments. Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted since January 1, 2003.  For the nine months period ended September 30, 2004, $632,010 was recorded as stock-based compensation.  $780,332 was credited to contributed surplus. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but pro-forma information was provided had the Company applied the fair value-based method.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests

A.

Guangdong Projects:

1.

Changkeng –On September 28, 2004, the Company signed a 30-year Joint Venture Contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Goayao City of Guangdong Province, China. Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture (“JV”), with the total investment of 100 million RMB (approximately C$16.67 million), to explore and develop the Changkeng gold deposit. The 50% initial payment of the total investment, 50 million RMB (approximately C$8.33 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within one and half years after the initial payment is fully contributed. To earn 51% equity interest in the JV, the Company shall contribute 51 million RMB (approximately C$8.5 million).

2.

Fuwan – On September 28, 2004, the Company signed a 30-year Joint Venture Contract with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver deposit adjacent to Changkeng Gold Joint Venture. Pursuant to the contract, the Company and GGEDC will form a Sino-Foreign Joint Venture (“JV”), with the total investment of 30 million RMB (approximately C$5 million), to explore and develop the Fuwan silver deposit. The 50% initial payment of the total investment, 15 million RMB (approximately C$2.5 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within two years after the initial payment is fully contributed. To earn 70% equity interest in the JV, the Company shall contribute 21 million RMB (approximately C$3.5 million).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

B.

Gansu Projects: The joint venture company Gansu Keyin Mining Co. Ltd. (“Keyin”) was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects are operated through Keyin:

(i)

White Silver Mountain – As per the amendment signed on August 28, 2003, the Company has earned a 61% total project interest.  Both parties to the joint venture company may proceed in accordance with the original joint venture contract, which provided the Company the right to earn an 80% interest by spending another 20 million RMB (approximately C$3.15 million).  There is no time limit for the expenditure.

(ii)

Yangshan (Anba) – In 2003, the Company signed agreements with Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company to be established for the exploration and development of the Anba gold deposit.  YGM will acquire a 100% interest in the Anba gold deposit for 60 million RMB (approximately C$10 million), including an initial payment of 24 million RMB (approximately C$4 million) and the balance of 36 million RMB (approximately C$6 million) will be paid over 5 years.  Keyin’s share of the capital contribution is 40%, which is 24 million RMB (approximately C$4 million).

(iii)

West Extension of Yangshan – In 2003, the Company signed a co-operation agreement with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources in south Gansu province of China.  GBGE and Keyin will establish a new sino-foreign joint venture company to initially explore for gold in three areas, to which GBGE holds exploration permits.  Keyin has rights to earn 75% equity interests in the three areas.  To earn the interest, Keyin must expend 7.5 million RMB (approximately C$1.2 million) on this project over four years.  A joint venture contract was signed on March 1, 2004.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

C.

Inner Mongolia Projects:

(i)

Gobi – The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Co-operative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately C$2.8 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. (“Damo”) was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from 16.8 million RMB to 7 million RMB, with no effect to the earn-in process.  As at September 30, 2004, the Company had spent approximately 7 million RMB (approximately C$1.4 million) and earned a 54% project interest.

(ii)

BYC – In 2002, the Company reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire majority interest in a joint venture company, which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn 75% interest in the joint venture company by spending 12 million RMB (approximately C$2.4 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”).  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2.4 million) in exploration over a three-year period.  Cantech can earn another 9% by bringing the project to feasibility stage.

The Company follows the practice of expensing all exploration costs until mineral reserves have been established.  The costs incurred on the Company’s mineral properties, which are all located in China, are as follows:

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

	Costs incurred to December 31 2003	January 1 to September 30 2004 Exploration Costs		Costs incurred to September 30 2004
Currently active properties:
- Gansu – White Silver Mountain	$ 1,386,348	$ 27,229		$ 1,413,577
- Gansu – Yangshan (Anba)	43,811	67,374		111,185
- Gansu – West Extension of Yangshan	-	157,940		157,940
- Inner Mongolia – Gobi Gold	1,375,551	35,344		1,410,895
- Inner Mongolia - BYC	54,783	-		54,783
- Guang Dong – Changkeng	-	386,109		386,109
- Guang Dong – Fuwan	-	45,172		45,172
	2,860,493	719,168		3,579,661

Inactive properties:
- Heavenly Mountains	436,519	-		436,519
- Emperor’s Delight	100	-		100
- Crystal Valley	100	-		100
- Stone Lake	100	-		100
- Changba Lijiagou Lead-Zinc Deposit	100	-		100
- Chapuzi	100	-		100
	437,019	-		437,019
Total	3,297,512	719,168		4,016,680
Exploration cost recoveries	(43,536)	(106,065)	*	(149,601)
Expensed exploration costs	(3,253,876)	(613,103)		(3,866,979)
	$ 100	$ -		$ 100

* $21,065 incurred by the Company at BYC in late 2003 was reimbursed by Cantech in February 2004 in accordance with the agreement.

* New Cantech issued 250,000 common shares at $0.34 per share for value of $85,000 under the terms of the agreement on the BYC Project in Inner Mongolia.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.

Equipment

	September 30, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 88,684	$ 65,739	$ 22,945
Office equipment and furniture	91,034	74,744	16,290
Motor vehicles	149,842	56,821	93,021
Mining equipment	191,873	172,920	18,953
Leasehold improvements	5,776	2,599	3,177
	$ 527,209	$ 372,823	$ 154,386

	December 31, 2003
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment	$ 74,895	$ 61,777	$ 13,118
Office equipment and furniture	90,465	71,953	18,512
Motor vehicles	59,309	53,378	5,931
Mining equipment	191,873	167,416	24,457
Leasehold improvements	5,776	1,733	4,043
	$ 422,318	$ 356,257	$ 66,061

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

Share Capital

D.

Authorized:  100,000,000 common shares without par value

E.

Issued:

	Shares	Amount
Balance, December 31, 2002	18,580,123	$10,836,933
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851
Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders’ fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture – see Note 5 (d)	-	607,135
Balance, December 31, 2003	27,614,029	19,201,871
Shares issued for the conversion of convertible debenture – see Note 5 (d)	1,461,750	-
Stock options exercised ranging from $0.20 to $0.55 per share, including $5,978 contributed surplus attributed to stock-based compensation recognized	418,333	131,395
Share purchase warrants exercised at $0.40 per share	1,490,857	596,342
Balance, September 30, 2004	30,984,969	$19,929,608

As at September 30, 2004, 2,991,322 (December 31, 2003 – 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

5.

Share Capital  (continued)

F.

In 2003, the Company completed a $580,600 convertible debenture financing.  The debenture accrued interest at a rate of 10% per year and matured in five years.  The debenture was convertible into 1,451,500 common shares at $0.40 per share and the accrued interest was convertible into 10,250 common shares at $1.80 per share.  The debenture and accrued interest were converted into common shares, which were allotted, before the year-end.  In January 2004, all of the allotted common shares were issued.

Share purchase warrants outstanding as at September 30, 2004:

Number of Warrants	Exercise Price	Expiry Date

602,000	$0.60	21-Jul-05
1,874,424	$2.15	8-Dec-05
262,419	$1.80	8-Dec-04
2,738,843

On July 30, 2003, the Company completed a non-brokered private placement of 4,285,714 units priced at $0.35 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $0.40 until July 21, 2004 and at $0.60 until July 21, 2005.  The Company applied the residual approach and allocated the total proceeds of $1,455,257 to the common shares and $nil to warrants.  The securities were restricted from trading until November 21, 2003.

On December 8, 2003, the Company completed a brokered private placement of 3,748,848 units priced at $1.70 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $2.15 until December 8, 2005.  In addition, the Company issued an underwriter’s compensation warrant entitling the underwriter to purchase up to 262,419 common shares, exercisable at a price of $1.80 per share for a period of twelve months from closing.  The Company applied the residual approach and allocated the total proceeds of $5,908,695 to the common shares and $nil to warrants.  The securities were restricted from trading until April 8, 2004.

5.

Share Capital  (continued)

Stock Options

A summary of the status of options granted by the Company is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2003	3,319,000	$ 0.53
Granted	470,000	$ 1.80
Exercised	(418,333)	$ 0.30
Expired / cancelled / forfeited	(156,667)	$ 0.69
Options outstanding at September 30, 2004	3,214,000	$ 0.74

All stock options exercised during the period were issued prior to the adoption of any stock-based compensation policies.

The weighted-average fair value of the option granted during the period ended September 30, 2004 was $0.95.  The exercise price of these options exceeds market price at the date of grant.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options with the following assumptions: risk-free interest rate of 4.85%, share price volatility of 80%, no dividend yield and expected life of approximately 3 years.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $1.00	2,544,000	2.02	$0.44	2,534,186	$0.44
$1.01 - $2.00	670,000	3.49	$1.86	256,667	$1.88
	3,214,000	2.33	$0.74	2,790,853	$0.57

5.

Share Capital (continued)

(f)

Stock Options (continued)

In 2003, the Company accounted for its stock-based compensation plan using the intrinsic value method, under which no compensation expense was recognized in connection with options granted to employees and directors except for options granted with an exercise price below the fair value of the underlying common share.  The Company was required to calculate and present the pro-forma effect of all awards granted to employees and directors during the nine months ended September 30, 2003.  For disclosure purposes, the fair value of each option granted to an employee or director has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:  risk-free interest rate of 5.14%, dividend yield 0%, volatility of 67% - 111%, and expected lives of approximately 3 years.  Based on the computed option values and the number of options issued, had the Company recognized compensation expense under the fair value method, the following would have been its effect on the Company’s net loss and loss per share for the nine months ended September 30, 2003:

-	September 30, 2003

Net (loss) for the period:
- as reported	$(1,016,938)
- pro-forma	(1,228,035)

Basic and diluted (loss) per share:
- as reported	$(0.05)
- pro-forma	(0.06)

(g)

Contributed surplus

During the period ended September 30, 2004, the fair value of options granted which became vested was $632,010, which was charged to the income statement.

	September 30, 2004	December 31, 2003

Balance - beginning of period	$ 179,528	$ 6,148

Option granted/vested in 2004	$ 632,010	$ -

Option granted/vested in 2003	$ 154,300	$ 242,581

Transfer to share capital on exercise of stock options	$ (5,978)	$ (69,201)

Balance - end of period	$ 959,860	$ 179,528

6.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

Exploration costs	$ 86,820	$ 45,232
Management fees	9,608	8,652
Property investigation	18,372	29,817
	$114,800	$ 83,700

(b)

Sundry receivable of $109,474 (2003 – $170,456) is due from two corporations related by a common director, of which $9,091 was subsequently received in October 2004.

7.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

8.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)

The Consolidated Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(b)

Reconciliation of Consolidated Balance Sheet items:

	Sept 30, 2004	Dec 31, 2003
Mineral interests (Canadian GAAP)	$ 100	$ 100
Nominal carrying value written off	(100)	(100)
Mineral interests (US GAAP)	$ -	$ -
Securities available for sale (Canadian GAAP)	$ 4,787,497	$ 5,918,413
Unrealized gains (losses)	12,160	(864)
Foreign currency gain (loss)	(9,167)	-
Securities available for sale (US GAAP)	$ 4,790,490	$ 5,917,549
Total assets (US GAAP)	$ 6,012,182	6,981,086
Total liabilities (Canadian GAAP and US GAAP)	$ 254,733	$ 357,670

8.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(c)

Marketable Securities

All of the Company’s temporary investments are classified as available-for-sale securities under US GAAP.  Available-for-sale securities are recorded at market value.  Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized.  A summary of available-for-sale securities by major security type is as follows:

	Cost	Gross unrealized holding gains (losses)	Foreign exchange gains (losses)	Market value
September 30, 2004
Bank of Montreal Mortgage Corporation Term Investment	$ 1,960,000	$ 40,516	$ -	$ 2,000,516
Term deposit in RMB	2,742,497	4,144	(9,167)	2,737,474
New Cantech Ventures Inc.	85,000	(32,500)	-	52,500
Total	$ 4,787,497	$ 12,160	$ (9,167)	$ 4,790,490

December 31, 2003
Bank of Montreal Mortgage Corporation Term Investment	$ 5,697,400	$ 3,618	$ -	$ 5,701,018
Nova Scotia Power Inc. Medium Term Note	51,166	(1,066)	-	50,100
Ford Credit Canada Medium Term Note	36,370	(298)	-	36,072
General Motors Acceptance Medium Term Note	101,321	(2,978)	-	98,343
GMAC of CDA Ltd. Medium Term Note	32,156	(140)	-	32,016
Total	$ 5,918,413	$ (864)	$ -	$ 5,917,549

8.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(d)

Net Loss for the Year

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Net loss for the period (Canadian GAAP and US GAAP)	$(690,252)	$(354,974)	$(2,223,593)	$(1,016,938)
Basic and diluted loss per share (US GAAP)	$(0.03)	$(0.02)	$(0.08)	$(0.06)
Weighted average number of common shares outstanding – basic and diluted (US GAAP)	27,348,829	16,670,991	27,068,608	16,647,181

(e)

Escrow Shares

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties.  949,561 shares, 508,736 shares and 430,381 shares were released in 1998, 1999 and 2001 respectively.  No escrow shares were released during the nine months ended September 30, 2004 and 2003.  As at September 30, 2004, there were 2,991,322 (2003: 2,991,322) such escrow shares outstanding.

As escrow shares are contingently cancellable, they are excluded from the calculation of the weighted average number of shares for purposes of loss per share under U.S. GAAP.

8.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f)

Stock Based Compensation

Effective January 1, 2004, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.  Under the modified prospective method of adoption selected by the Company under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date.  Results for prior years have not been restated.

(g)

New Accounting Pronouncements

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not impact our consolidated financial position or results of operations.

In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission (“SEC”) expressed that rate-lock commitments represent written put options and, therefore, be valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC’s position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate.  The adoption of SAB No. 105 does not impact our consolidated financial position or results of operations.

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Shareholders' Equity
Nine months ended September 30, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
					Accumulated	Total
					other	Share-	Total
			Additional		compre-	holders'	Compre-
	Common shares		paid-in	(Deficit)	hensive	equity	hensive
	Shares	Amount	capital	accumulated	(loss)	(deficiency)	(loss)

Balance, December 31, 2002	18,580,123	-	$15,166,914	$(15,311,757)	$-	$(144,843)	$(1,291,419)

Shares issued for cash in fiscal year 2003 for
Exercise of options, ranging from $0.20 to
$0.55 per share	763,000	-	304,650	-	-	304,650	-

Shares issued for cash on July 30, 2003
For private placements at $0.35 per share	4,472,058	-	1,455,257	-	-	1,455,257	-

Shares issued for cash on December 9, 2003
For private placements at $1.70 per share	3,748,848	-	5,908,695	-	-	5,908,695	-

Shares issued for cash on December 12, 2003 for
Exercise of warrants at $0.40 per share	50,000	-	20,000	-	-	20,000	-

1,461,750 shares allotted for the conversion of
Convertible debenture	-	-	607,135	-	-	607,135	-

Stock based compensation	-	-	242,581	-	-	242,581	-

Component of comprehensive income (loss)
- unrealized gain (loss) on
available-for-sale securities	-	-	-	-	(864)	(864)	(864)

- net (loss) for the year	-	-	-	(1,769,195)	-	(1,769,195)	(1,769,195)

Balance, December 31, 2003	27,614,029	-	$23,705,232	$(17,080,952)	$(864)	$6,623,416	$(1,770,059)

Share issued for the conversion of convertible
Debenture	1,461,750	-	-	-	-	-	-

Shares issued for cash in the period for
Exercise of options, ranging from $0.20 to
$0.55 per share	418,333	-	125,417	-	-	125,417	-

Shares issued for cash in the period for
Exercise of warrants at $0.40 per share	1,490,857	-	596,342	-	-	596,342	-

Stock based compensation	-	-	632,010	-	-	632,010	-

Component of comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	-	13,024	13,024	13,024

- Foreign currency gains (losses)	-	-	-	-	(9,167)	(9,167)	(9,167)
						-
- net (loss) for the year	-	-	-	(2,223,593)	-	(2,223,593)	(2,223,593)

Balance, September 30, 2004	30,984,969	-	$25,059,001	$(19,304,545)	$2,993	$5,757,449	$(2,219,736)